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Exhibit (a)(5)(F) to Amendment 4 to Schedule TO



                                  NEWS BULLETIN

[LOGO]
FRANKLIN COVEY
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331
www.franklincovey.com



                                                        For Further Information:
                                                               RICHARD R. PUTNAM
                                                              Investor Relations
                                                                  (801) 975-1776


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                            FRANKLIN COVEY TERMINATES
                        TENDER OFFER TO REPURCHASE SHARES

SALT LAKE CITY, UTAH (NYSE: FC) - January 22, 2002 -- Franklin Covey today announced that it has terminated its previously announced tender offer to purchase its common stock at $6 per share. This action was taken as a consequence of the worse than expected results of its first quarter, lower than expected December sales and slower than anticipated economic recovery. Termination of the offer will permit the Company to maintain its strong balance sheet, with only $2 million of debt and more than $60 million in cash and cash equivalents ($3 per common share). With this decision, the Company believes it will have adequate resources to meet its capital requirements and to fund initiatives aimed at strengthening its sales and profitability during fiscal 2002 and beyond.

ABOUT FRANKLIN COVEY
Franklin Covey Co. is a leading, learning and performance services firm assisting professionals and organizations in measurably increasing their effectiveness in leadership, productivity, communication and sales. Clients include 80 of the Fortune 100, more than three quarters of the Fortune 500, thousands of small and mid-sized businesses, as well as numerous government entities. Organizations and professionals access Franklin Covey services and products through consulting services, licensed client facilitators, public workshops, catalogs, 173 retail stores, WWW.FRANKLINCOVEY.COM and WWW.FRANKLINPLANNER.COM. More than 3,000 Franklin Covey associates provide professional services and products in 44 offices in 38 countries.

SAFE-HARBOR STATEMENT
This announcement contains forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties, including general economic conditions, competition in the Company's targeted market place, market acceptance of new products or services, increases or decreases in the Company's market share, growth or contraction of the overall market for the products offered by the Company and its competitors, changes in the training and spending policies of the Company's clients and other factors identified and discussed in the Company's 2001 10-K report filed with the Securities and Exchange Commission, many of which are beyond the control or influence of the Company. There can be no assurance that the Company's actual future performance will meet management's expectations. These forward-looking statements are based on management's expectations as of the date hereof, and are based on factors that may cause future results to differ materially from the Company's current expectations.